

June 26, 2023

Jeffrey Lucas
Chief Financial Officer
Bitfarms Ltd
18 King Street East
Suite 902
Toronto, Ontario
Canada M5C 1C4

> **Re: Bitfarms Ltd**
> **Form 40-F for the Fiscal Year Ended December 31, 2022**
> **Filed March 21, 2023**
> **File No. 001-40370**

Dear Jeffrey Lucas:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2022

Exhibit 99.2 Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 8

1. You classify proceeds from the sale of digital assets mined within cash related to operating activities. Please tell us how you considered IAS 7.16(b) which gives cash receipts from sales of intangible assets as an example of cash flows arising from investing activities. Provide us the general time frame you hold cryptocurrencies mined, including the average, maximum and minimum time you held them during the periods presented.

Note 3. Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page 13

2. Please provide us your analysis supporting your revenue recognition policy for your mining pool participation activities. In your response, where appropriate, reference for us the authoritative literature you relied upon to support your accounting:
    *   Provide us a representative sample contract and cross reference your analysis to the specific provisions of that contract.
    *   Tell us how the amount of consideration is determined under the contracts and the payment methods.
    *   Tell us why you measure the non-cash consideration you receive for your mining activities based on the price quoted on the day you receive the digital assets.
    *   Relate your response to your disclosure that revenues from cryptocurrency mining are recognized when the computing power is provided to the mining pool.

3. In future filings, please revise to disclose the following:
    *   The time frame of when the revenue is deposited into your wallet.
    *   Whether the digital assets are received in whole or fractions.

Digital Assets, page 14

4. You classify your digital assets and pledged digital assets as current assets because management determined that the digital assets have markets with sufficient liquidity to allow conversion within your normal operating cycle. Please tell us how your classification of digital assets as current assets considered IAS 1, including paragraphs 66 - 68. In your response, at a minimum, address each of the following:
    *   For digital assets held at December 31, 2021 and 2022, tell us the average length of time the assets have been held and how frequently the assets turn over, explaining how you calculated this turnover.
    *   Tell us your consideration for carrying a portion of your holdings that are not expected to be sold for cash as long-term.

5. Regarding the determination of the fair value of your digital assets using the price quoted on Coinmarketcap, please respond to the following:
    *   Tell us the market in which you normally enter into transactions to sell your digital assets.
    *   Tell how you identify your principal market, explaining the process you undertook to evaluate various exchanges on which you trade and how this process and ultimate conclusion conforms to the guidance in IFRS 13.

Note 4. Significant Accounting Judgments and Estimates
Revenue Recognition, page 25

6. In future filings, please reconsider the appropriateness of your statements in the filing that there is no definitive guidance under IFRS for the accounting for digital assets recognized

as revenue or held. We observe that for your company IFRS is the source of authoritative guidance and that there is guidance whose scope applies to your transactions.

Note 9. Digital Assets, page 30

7.   Please respond to the following:
- Give us your rollforward of digital assets with the removal of the BTC exchanged for cash (i.e., proceeds from sales of BTC) and realized loss on disposition of digital assets and replace them with the carrying value of the cryptocurrencies sold for cash.
- In future filings, similarly revise the rollforward in your disclosure to reflect the carrying value of digital assets sold and include sufficient supplementary disclosure below the reconciliation to relate the carrying value of cryptocurrencies sold to the realized gains or losses on digital assets sold on your statements of operations and the amounts within your statements of cash flows.
- Tell us why the digital assets issued for services are not reflected in the significant non-cash transactions shown on page 61.

Note 28. Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss
Gain on Disposition of Marketable Securities, page 60

8.   You disclose that the disposition of the marketable securities in exchange for Argentine Pesos gave rise to a gain as the amount received in ARS exceeds the amount of ARS you would have received from a direct foreign currency exchange. Please tell us in more detail about the nature of the gain on disposition of marketable securities and how you measured the amount of the gain.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Kate Tillan at 202-551-3604 or Rolf Sundwall at 202-551-3105 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Crypto Assets